UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 7 )*
GSI Commerce, Inc.
(Name of Issuer)
Common Stock, par value $0.01 per share
(Title of Class of Securities)
3623 8G 102
(CUSIP Number)
Michael G. Rubin
c/o GSI Commerce, Inc.
935 First Avenue
King of Prussia, PA 19406
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
April 1, 2011
(Date of Event Which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.
* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	3623 8G 102	Page	2	of	7	Pages

1	NAMES OF REPORTING PERSONS Michael G. Rubin

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

PF and OO, See Items 3 and 4

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐ Not applicable

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

	7	SOLE VOTING POWER

NUMBER OF		4,681,492. See Items 5 and 6.

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0. See Items 5 and 6.

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		4,681,492. See Items 5 and 6.

WITH	10	SHARED DISPOSITIVE POWER

0. See Items 5 and 6.

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

4,681,492. See Items 5 and 6.

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐ Not applicable. See Items 5 and 6.

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

6.4%. See Items 5 and 6.

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN

CUSIP No.	3623 8G 102	Page	3	of	7	Pages
AMENDMENT NO. 7 TO SCHEDULE 13D
GSI COMMERCE, INC. f/k/a
GLOBAL SPORTS, INC. f/k/a RYKA INC.
This Amendment No. 7 to Schedule 13D (this “Amendment”) amends and supplements the Statement on Schedule 13D filed by MR Acquisitions, Inc. with the Securities and Exchange Commission on July 31, 1995 (the “Original Schedule 13D”), as amended and supplemented by Amendment No. 1 thereto filed on January 18, 2002, Amendment No. 2 thereto filed on January 29, 2002, Amendment No. 3 thereto filed on February 13, 2004, Amendment No. 4 thereto filed on June 30, 2005, Amendment No. 5 thereto filed on April 8, 2010 and Amendment No. 6 thereto filed on March 28, 2011 (“Amendment No. 6”). The Original Schedule 13D together with all amendments thereto are referred to collectively as the “Original Filing.” Capitalized terms used and not defined in this Amendment have the meanings set forth in the Original Filing.
Item 3. Source and Amount of Funds or Other Consideration.
     Item 3 of the Original Filing is amended and supplemented to add the following information:
     Since the filing of Amendment No. 6, Rubin acquired the shares of the Company’s Common Stock reported herein as compensation under the Company’s equity incentive plans, as more fully described in Item 4 below.
Item 4. Purpose of Transaction.
     Item 4 of the Original Filing is amended and supplemented to add the following information:
     The following summary describes the transactions in which Rubin acquired or disposed of shares of the Company’s Common Stock since the filing of Amendment No. 6.
     Since the filing of Amendment No. 6, Rubin acquired beneficial ownership of 12,381 shares of the Company’s Common Stock upon the vesting of certain restricted stock unit awards that the Company granted to Rubin (vesting of restricted stock units results in delivery of the underlying shares of the Company’s Common Stock - 12,381 shares vested on April 3, 2011).
     Certain of the unvested restricted stock unit awards held by Rubin will vest within 60 days of April 4, 2011. The following table summarizes unvested performance

CUSIP No.	3623 8G 102	Page	4	of	7	Pages
restricted stock unit awards and unvested restricted stock unit awards held by Rubin as of April 4, 2011, including the vesting schedule of such awards.

			Number of
			Shares or
			Units of
			Stock That
			Have Not
	Award	Grant	Vested
Name	Type (1)	Date	(#)
Michael G. Rubin	RSU	3/4/08	12,380	(2)
	RSU	3/10/09	33,750	(3)
	PRSU	3/10/09	146,742	(4)
	RSU	3/31/10	24,350	(5)
	PRSU	3/31/10	24,242	(6)
	RSU	3/25/11	27,000	(7)
	PRSU	3/25/11	72,239	(8)

(1)	Award Type:

PRSU = Performance Restricted Stock Unit

RSU = Restricted Stock Unit

(2)	This restricted stock unit award of 49,523 shares vests as to 25% of the total number of shares subject to the award on each of April 3, 2009, February 2, 2010, April 3, 2011 and February 3, 2012. As of April 4, 2011, 37,143 shares have vested and 12,380 shares were unvested.

(3)	This restricted stock unit award of 45,000 shares vests as to 25% of the total number of shares subject to the award on each of April 20th of 2010, 2011, 2012 and 2013. As of April 4, 2011, 11,250 shares have vested and 33,750 shares were unvested.

(4)	On March 2, 2010 the Compensation Committee determined Rubin was entitled to receive 146,742 shares under this performance restricted stock unit. The shares vest in the following increments, or earlier upon certain events: 50% on April 20, 2011 and 50% on April 20, 2012.

(5)	This restricted stock unit award of 24,350 shares vests as to 25% of the total number of shares subject to the award on each of May 10th of 2011, 2012, 2013 and 2014.

(6)	On March 2, 2010 the Compensation Committee determined Rubin was entitled to receive 50,505 shares under this performance restricted stock unit. This amount was adjusted to an award of 24,242 shares granted on March 31, 2010. The shares vest 100% on January 2, 2013.

(7)	This restricted stock unit award of 27,000 shares vests as to 25% of the total number of shares subject to the award on each of March 25 2012, 2013, 2014 and 2015.

(8)	On March 25, 2011 the Compensation Committee determined Rubin was entitled to receive 72,239 shares under this performance restricted stock unit. The shares vest 100% immediately prior to the effective time of the Merger (defined below).
     All of the shares of Company’s Common Stock reported herein were acquired or disposed of in connection with the transactions described above. The shares of the Company’s Common Stock acquired in such transactions were acquired for investment purposes. Except as described herein and pursuant to the 10b5-1 Trading Plan, Rubin does not have any present plan or proposal to acquire or dispose of any material amount of the Company’s securities.

CUSIP No.	3623 8G 102	Page	5	of	7	Pages
Item 5. Interest in Securities of the Issuer
Item 5 of the Original Filing is amended and restated in full as set forth below:
     (a) Beneficial Ownership
          Items 7, 8, 9, 10, 11, 12 and 13 from page 2 of this statement are incorporated herein by reference.
               Rubin is the beneficial owner of an aggregate of 4,681,492(1) shares of the Company’s Common Stock. This represents beneficial ownership of approximately 6.4%(2) of the Company’s Common Stock.
(1)	Includes 350,000 shares issuable upon the exercise of options which are currently exercisable (the “Vested Options”) and 90,709 shares which are issuable upon the vesting of outstanding restricted stock units within 60 days of April 4, 2011 (the “Vesting RSUs”).

(2)	Based on the sum of (i) 72,245,732 shares of the Company’s Common Stock outstanding as of the close of business on April 1, 2011, (ii) the 350,000 shares of the Company’s Common Stock issuable upon exercise of the Vested Options and (iii) the 90,709 shares of the Company’s Common Stock issuable upon the vesting of the Vesting RSUs.
     (b) Voting and Dispositive Powers
          Items 7, 8, 9, 10, 11, 12 and 13 from page 2 of this statement are incorporated herein by reference.
     (c) Transactions in Securities of the Company
          Other than as set forth herein, Rubin has not made any purchase or sales of securities of the Company since the filing of Amendment No. 6.
     (d) Dividends and Proceeds
          Not applicable.
     (e) Date Reporting Person Ceased to be Beneficial Owner of More than 5% of the Company’s Stock
          Not applicable.
Item 6. Contracts, Arrangements, Understandings or Relationship with Respect to Securities of the Issuer.

CUSIP No.	3623 8G 102	Page	6	of	7	Pages
     Item 6 C. of the Original Filing is amended and restated as follows:
          C. Except as described in this Item 6 or elsewhere in this statement, Rubin does not have any contract, arrangement, understanding or relationship with any other person with respect to any securities of the Company, including, but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, put or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.
Item 7. Material to be Filed as Exhibits.
     Item 7 of the Original Filing is amended and supplemented by replacing the following Exhibit in its entirety:

Exhibit Q	Stock Purchase Agreement by and between eBay Inc. and NRG Commerce, LLC dated as of March 27, 2011

Page	7	of	7	Pages
SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 4, 2011
/s/Michael G. Rubin
Michael G. Rubin